SECU 11017022 SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20254

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NATIONWIDE INVESTMENT SERVICES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE NATIONWIDE PLAZA - MAIL DROP 1-13
(No. and Street)

COLUMBUS (City) OHIO (State) 43215 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JERRY GREENE 614 677-5512
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

191 WEST NATIONWIDE BOULEVARD (Address) Columbus (City) OHIO (State) 43215 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerry Greene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nationwide Investment Services Corporation, as of December 31, 2010, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Cynthia Ann Stemm
Cynthia Ann Stemm
Notary Public, State of Ohio
My Commission Expires
1-13-2015

Cynthia Ann Stemm
Notary Public

Jerry Greene
Signature

Assistant Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. Not a SIPC member
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 20254

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NATIONWIDE INVESTMENT SERVICES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE NATIONWIDE PLAZA - MAIL DROP 1-13
(No. and Street)

COLUMBUS OHIO 43215
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JERRY GREENE 614 677-5512
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

191 WEST NATIONWIDE BOULEVARD Columbus OHIO 43215
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jerry Greene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nationwide Investment Services Corporation, as of December 31, 2010, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Cynthia Ann Stemm
Cynthia Ann Stemm
Notary Public, State of Ohio
My Commission Expires
1-13-2015

Cynthia Ann Stemm
Notary Public

Jerry Greene
Signature

Assistant Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. Not a SIPC Member
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Table of Contents

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Directors
Nationwide Investment Services Corporation:

We have audited the accompanying statement of financial condition of Nationwide Investment Services Corporation (the Company), a wholly owned subsidiary of Nationwide Life Insurance Company, as of December 31, 2010, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Columbus, Ohio
February 23, 2011

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Financial Condition

December 31, 2010

Assets		
Cash and cash equivalents (note 3)	$	2,475,672
Federal income tax receivable (note 7)		560
Prepaid taxes		2,230
Interest receivable		36
	$	2,478,498
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to affiliates (note 6)	$	138,167
Federal income tax payable (note 7)		—
Accounts payable and accrued expenses		23,440
		161,607
Contingencies (note 5)		
Stockholder's equity (note 4):		
Common stock of $1 par value. Authorized 10,000 shares; issued and outstanding 5,000 shares		5,000
Additional paid-in capital		2,020,000
Retained earnings		291,891
Stockholder's equity		2,316,891
Total liabilities and stockholder's equity	$	2,478,498

See accompanying notes to financial statements.

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Operations

Year ended December 31, 2010

Revenues:		
Commissions and related fees (note 6)	$	432,000
Interest		105
		432,105
Expenses:		
Professional fees		45,397
Regulatory assessment fees		346,167
Miscellaneous fees		24,998
		416,562
Income before income tax expense		15,543
Income tax expense (note 7)		5,441
Net income	$	10,102

See accompanying notes to financial statements.

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Stockholder's Equity

Year ended December 31, 2010

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2009	$	5,000	2,020,000	281,789	2,306,789
Net income		—	—	10,102	10,102
Balance at December 31, 2010	$	5,000	2,020,000	291,891	2,316,891

See accompanying notes to financial statements.

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Cash Flows

Year ended December 31, 2010

Cash flows from operating activities:		
Net income	$	10,102
Adjustments to reconcile net income to net cash provided from operating activities:		
(Increase) decrease in:		
Federal income tax receivable		10,532
Prepaid taxes		(1,164)
Interest receivable		37
Increase (decrease) in:		
Payable to affiliates		25,906
Accounts payable and accrued expenses		2,297
Net cash provided from operating activities		47,710
Cash and cash equivalents at beginning of year		2,427,962
Cash and cash equivalents at end of year	$	2,475,672
Supplemental cash flow information:		
Income taxes paid	$	2,612

See accompanying notes to financial statements.

(1) Description of Business

Nationwide Investment Services Corporation (the Company) is a wholly-owned subsidiary of Nationwide Life Insurance Company (NLIC), which in turn is a wholly-owned subsidiary of Nationwide Financial Services, Inc. (NFS). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is exempt from the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 based upon meeting the exemption requirements of Rule 15c3-3(k)(1) (limited business). The Company is a member of the Financial Industry Regulatory Authority.

The Company is in the business of selling mutual funds, variable annuities, variable life insurance and other related products through its registered representatives to governmental and educational entities and to individuals. The business activities of the Company include: broker or dealer selling variable life insurance or annuities and distributor of variable contract products of its parent and Nationwide Life and Annuity Insurance Company (NLAIC), a wholly owned subsidiary of NLIC.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The carrying amounts of assets and liabilities approximate their fair value, see note 3.

(b) Recognition of Revenue and Expenses

The Company earns revenue by retaining commission revenue and fees from the sale of mutual fund and insurance related investment products. Interest income is recognized as earned, on a monthly basis. Fees are recognized when earned based on agreements with related parties as discussed in note 6. All expenses are recognized as incurred.

(c) Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term investments with maturity at date of purchase of three months or less to be cash equivalents.

(d) Income Taxes

The Company files a separate company federal income tax return. The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes* (SFAS 109), which requires deferred tax assets and liabilities to be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when management determines it is more likely than not that all or some of the deferred tax assets will not be realized.

(Continued)

The company accounts for uncertain tax positions in accordance with FASB ASC 740, *Income Taxes* and FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the events occur that management believes impact its liability for additional taxes. The Company records interest related to unrecognized tax benefits and penalties in income tax expense. There was no impact on the Company's financial statements in 2010 since no uncertain tax positions have been identified.

(e) Comprehensive Income

The Company currently has no differences between comprehensive income as defined by FASB ASC 220-10, *Comprehensive Income*, and its net income as presented in the Statement of Operations and Statement of Stockholder's Equity.

(f) Recently Issued Accounting Standard

In February 2010, the FASB issued ASU 2010-08 which contained technical corrections to various codification topics. While none of the provisions in the ASU fundamentally change GAAP, certain clarifications made to the guidance on embedded derivatives and hedging (Subtopic 815-15) may cause a change in the application of that Subtopic and thus, special transition provisions were provided for accounting changes related to that Subtopic. The amendments of this ASU are effective for the first reporting period, including interim periods, beginning after issuance, except for certain amendments related to embedded derivatives and certain changes that affect the calculation of tax benefits attributable to reorganizations. The amendments related to the reorganization guidance in Paragraph 852-740-45-2 should be applied to reorganizations for which the date of the reorganization is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted these provisions as of January 1, 2009 with no impact of adoption. The amendments to the embedded derivative guidance are effective for fiscal years beginning after December 15, 2009. The Company adopted the embedded derivative provisions as of January 1, 2010 with no impact of adoption. The Company adopted all other ASU 2010-08 provisions as of April 1, 2010 with no impact of adoption.

In January 2010, the FASB issued ASU 2010-06, which amends FASB ASC 820, *Fair Value Measurement and Disclosures*. This guidance requires new disclosures and provides amendments to clarify existing disclosures. The new requirements include disclosing transfers in and out of Levels 1 and 2 fair value measurements and the reasons for the transfers and further disaggregating activity in Level 3 fair value measurements. The clarification of existing disclosure guidance includes further disaggregation of fair value measurement disclosures for each class of assets and liabilities and providing disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The guidance also includes conforming amendments to the guidance on employers' disclosures about the postretirement benefit plan assets. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the new disclosures regarding the activity in Level 3 measurements, which shall be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company adopted this guidance effective January 1, 2010, except for the new disclosure regarding the activity in Level 3 measurements, which the Company will adopt for the fiscal period beginning January 1, 2011. See Note 3 for required disclosures.

(3) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses a market approach as the valuation technique, due to the nature of the Company's investments. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The Company categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets recorded at fair value as follows:

- **Level 1** – Unadjusted quoted prices accessible in active markets for identical assets at the measurement date.
- **Level 2** – Unadjusted quoted prices for similar assets in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.
- **Level 3** – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management's best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.

The Company invests only in assets with fair value measurements in the first level of the fair value hierarchy.

The following table summarizes investments measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
2010:				
Assets:				
Cash equivalents	$ 2,035,150	—	—	2,035,150
Total investments	$ 2,035,150	—	—	2,035,150

The Company did not have any assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed as of December 31, 2010.

(Continued)

(4) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule). Accordingly, the Company is required to maintain a minimum net capital, as defined under such provisions, of the greater of $250,000 or 1/15 of aggregate indebtedness, as those terms are defined in the Rule. The Rule also requires that aggregate indebtedness shall not exceed 15 times net capital. The minimum net capital requirement was $250,000 at December 31, 2010.

At December 31, 2010, aggregate indebtedness was 0.071 times net capital, and net capital amounted to $2,273,362. The amount of net capital in excess of the statutory requirement was $2,023,362 at December 31, 2010.

(5) Contingencies

The Company is involved in various claims, legal actions and regulatory matters arising in the normal course of business. Under an agreement between the Company and NLIC, NLIC pays all litigation costs on behalf of the Company. Should NLIC be unable or unwilling to pay these costs in the future, the Company would be liable for such costs. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity. However, given the significant and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company's financial results in a particular year.

(6) Related Party Transactions

The commissions and related fees are generated entirely from a related party. The Company has entered into agreements with Nationwide Retirement Solutions (NRS), Nationwide Bank (NB), NLIC, and NLAIC, all affiliated companies, whereby the Company acts as a broker-dealer and collects commission revenue on behalf of these companies related to mutual fund and nonmutual fund sales. For the year ended December 31, 2010, commission revenue and related fees collected by the Company and passed through to NRS, NB, NLIC, and NLAIC, approximated $141,994,178. The amount payable to NRS, NB, NLIC, and NLAIC as of December 31, 2010 aggregated to $138,167. Commission revenue and related fees presented in the accompanying Statements of Operations represent the net fee retained by the Company for performing these services. Periodically, management reviews the revenues and expenses of the Company to ensure it is meeting the obligations according to the above agreements.

(7) Federal Income Taxes

Total federal income tax expense for the year ended December 31, 2010 does not significantly differ from the amount computed by applying the U.S. federal income tax rate of 35%. Management identified no temporary differences in 2010 that required recognition of a deferred tax asset or deferred tax liability.

(8) Subsequent Events

The Company evaluated subsequent events through February 23, 2011, the date at which the financial statements were available to be issued, and determined there are no items to disclose.

Schedule 1

NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2010

Common stock	$	5,000
Additional paid-in capital		2,020,000
Retained earnings		291,891
Total net worth		2,316,891
Nonallowable assets		2,826
Securities haircuts		40,703
Net capital		2,273,362
Minimum net capital required:		
Greater of $250,000 or 6 2/3% of aggregate indebtedness		250,000
Excess net capital		2,023,362
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	1,973,362
Aggregate indebtedness	$	161,607
Ratio of aggregate indebtedness to net capital		7.10%

There are no material differences between above computation and the computation of net capital under Rule 15c3-1 at December 31, 2010, as filed on unaudited Form X-17A-5, Part IIA on January 26, 2011.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

Board of Directors
Nationwide Investment Services Corporation:

In planning and performing our audit of the financial statements of Nationwide Securities, LLC (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Columbus, Ohio
February 23, 2011